

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 17, 2017

Scott Cormack
President and Chief Executive Officer
OncoGenex Pharmaceuticals, Inc.
19820 North Creek Parkway
Bothell, Washington 98011

> **Re: OncoGenex Pharmaceuticals, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed May 3, 2017**
> **File No. 333-216961**

Dear Mr. Cormack:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 24, 2014 letter.

General

1. We note your disclosure that Achieve is pursuing a financing in which it would issue securities in exchange for up to $5 million and that the shares issued in such a financing would cause an adjustment to the exchange ratio. Please disclose a range of possible adjustments to the exchange ratio based on potential financing amounts.

<u>Background of the Merger, page 81</u>

2. We note that the board presentation dated December 16, 2016 indicates that the company decided to move into more detailed and economic discussions with one party while keeping Achieve and another party as potential backup. Please revise the disclosure in this section to reflect this information or advise.

<u>[Important Information About the OncoGenex Financial Forecasts, page 103</u>

3. We note the inclusion of cautionary language that reads in relevant part, "[n]either OncoGenex, Achieve nor, after completion of the Merger, the combined company undertakes any obligation, except as required by law, to update or otherwise revise the OncoGenex financial forecasts…even in the event that any or all of the underlying assumptions are shown to be in error." While you can include appropriate limiting language on the reliability of the forecasted information, it is inappropriate to disclaim any responsibility to update material disclosure. Please revise here and the similar language with respect to the Achieve financial forecasts.

<u>Material U.S. Federal Income Tax Consequences of the Merger, page 120</u>

4. We note your statement on page 120 that it is the opinion of legal counsel that "the following is a discussion of the material U.S. federal income tax consequences," and your statement on page 123 that it is the opinion of legal counsel that "the statements set forth herein correctly describe the general U.S. federal income tax consequences." These statements fail to identify the specific tax issue on which counsel is opinion. Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. See Staff Legal Bulletin No. 19 (2011). Please remove or revise these statements as appropriate. To the extent that you retain any portion of the statement on page 123, please refer to "material" U.S. federal income tax consequences instead of "general."

<u>Achieve Business, page 175</u>
<u>The Global Smoking Cessation Market, page 176</u>

5. We note your response to our prior comment 24 and reissue in part. Please supplementally explain how overlapping risk ratios indicate similar efficacy for cytisine and Chantix.

Competition, page 180
Prescription Treatments, page 180

6. Please revise the disclosure of the Cochrane Group review to provide further details regarding the mechanics of the study, including that the data used to compare cytisine and Chantix is from separate trials done on each of the drugs at various times going back to 1971. Please also disclose that the Cochrane Group review judged the evidence form the cytisine trials to be of low quality, meaning that there was limited confidence in the evidence.

7. Please supplementally provide the report by the National Institute of Health Research in the United Kingdom referred to in this section.

Achieve Executive Compensation, page 224

8. We note your disclosure that Mr. Stewart and Dr. Clarke have historically waived all rights to receive compensation pursuant to their employment agreements. Please note that an executive's decision to not accept compensation does not change the disclosure requirements with respect to any compensation that was earned for services performed during the applicable fiscal year. Please tell us why you believe you are not required to disclose any compensation information for Mr. Stewart and Dr. Clarke. For guidance, please refer to Question 119.25 of the Regulation S-K Compliance and Disclosure Interpretations.

Achieve Related-Party Transactions, page 240

9. We note your response to our prior comment 19 that you intend to enter into employment agreements with the executive officers of the combined company after the consummation of the merger and your disclosure on page 208 that Mr. Stewart and Dr. Clarke will provide services to the company as employees rather than pursuant to a consulting agreement with Ricanto Limited. Please disclose when you intend to terminate the consulting agreement with Ricanto Limited.

Achieve Life Science, Inc.
Notes to Consolidated Financial Statements
8. Commitments and Contingencies, page F-55

10. Please tell us whether the financing milestone under your license agreement with the University of Bristol will be achieved with the completion of the merger with OncoGenex Pharmaceuticals, Inc. or the potential $5 million financing disclosed on page 13. If so, revise your disclosure and the pro forma financial statements, as appropriate, to disclose the amount of the liability that will be incurred.

You may contact Rolf Sundwall at (202) 551-3105 or Mark Brunhofer at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Erin Jaskot, Special Counsel, at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Robert Freedman
        Fenwick & West LLP